Exhibit 4.3.13

TWELFTH AMENDMENT TO

THE PNC FINANCIAL SERVICES GROUP, INC.

INCENTIVE SAVINGS PLAN

WHEREAS, The PNC Financial Services Group, Inc. (the “Corporation”) sponsors The PNC Financial Services Group, Inc. Incentive Savings Plan (the “Plan”);

WHEREAS, the Corporation wishes to amend the Plan (i) to cease the reinvestment of dividends on BlackRock, Inc. common stock, (ii) to provide for rollover contributions from The PNC Financial Services Group, Inc. Pension Plan for former employees, and (iii) to clarify certain provisions of the Plan; and

WHEREAS, the Corporation has the authority under Article XIV to amend the Plan, and the Corporation wishes to amend the Plan as set forth below.

NOW, THEREFORE, IT IS RESOLVED, effective March 6, 2007, that the Plan is hereby amended as follows:

1.	Section 3.1(a) of the Plan is hereby amended in its entirety to read as follows:

“(a)	Amount of Elective Contributions

During the month preceding a Participant’s Entry Date into the Plan, an Eligible Employee may elect, in accordance with the procedures established by the Administrative Committee or Plan Manager, by entering into an Elective Contribution Agreement, to cause an Elective Contribution to be made to the Plan on the Participant’s behalf with respect to the Participant’s Compensation per payroll period in an amount equal to any whole number percentage between one percent and 15 percent, and effective January 1, 2002, between one percent and 20 percent, of the Eligible Employee’s Compensation per payroll period.”

2.	Section 3.4(a) of the Plan is hereby amended in its entirety to read as follows:

“(a)	Written Request

The Plan Manager, pursuant to a written request, may permit either a Participant or an Employee who has not met the age and service requirements in Article II to contribute a Rollover Amount to the Trust. Further, the Plan Manager, pursuant to a written request, may permit a former Participant to contribute a Rollover Amount from The PNC Financial Service Group, Inc. Pension Plan (the “PNC Pension Plan”). The written request shall set forth the amount of the Rollover Amount and contain a statement, satisfactory to the Plan Manager, that such contribution constitutes a Rollover Amount.”

3.	Section 3.4(c) of the Plan is hereby amended in its entirety to read as follows:

“(c)	Expenses Incurred in Connection With a Rollover

Unless the Plan Manager, in its sole discretion, determines otherwise, any expenses incurred incident to the transfer or rollover of such property to the Plan shall be paid by the Participant or former Participant.”

4.	Section 12.6 of the Plan is hereby amended in its entirety to read as follows:

“The Administrative Committee shall hold meetings upon such notice, at such place and at such times as it may decide; provided, that a meeting shall be held at least once each Plan Year. A majority of the Administrative Committee shall constitute at least one-half of the appointed members of the Administrative Committee, and any action that the Plan authorizes or requires the Administrative Committee to take shall require the written approval or affirmative vote of a majority of its then members, but not less than two, unless authority to take such action has been delegated or allocated as provided herein.”

5.	The Plan is hereby amended to add a new Section 17.15 to read as follows:

“17.15 Cessation of BlackRock Stock Dividend Reinvestment

Notwithstanding anything in the Plan to the contrary, effective March 6, 2007, all dividends paid on BlackRock Stock held by the ESOP shall be paid in cash and shall not be reinvested in shares of BlackRock Stock. Such dividends shall be invested in the Investment Fund designated from time to time by the Administrative Committee or the Plan Manager.”

Executed and adopted by The PNC Financial Services Group, Inc. by its duly authorized delegate this 16th day of March, 2007.

/s/ William E. Rosner
William E. Rosner
Senior Vice President and Chief Human Resources Officer